FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
30 January 2007
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name: Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: 30 January 2007

(Quarterly report for the three months ended 31 December 2006 and unaudited, preliminary financial results for the full year to December 2006. All dollar figures refer to US dollars.)

Operating Highlights

•	Record annual gold production of 651,000 oz. Record quarterly gold production of 226,000 oz.

•	Record material movements of 16.4 million tonnes in the quarter, 56.2 million tonnes for the full year.

•	Record mill throughput of 1.3 million tonnes for the quarter, 4.3 million tonnes for the year.

•	Gold grade of 5.9 g/tonne in the quarter, 5.14 g/tonne for the year.

•	Expansion projects on track for commissioning to commence in Q1, 2007.
Outlook

•	Production in 2007 to increase to approximately 800,000-830,000 ounces.

•	First half production approximately 330,000-350,000 ounces.

•	Material movements to exceed 60 million tonnes for the full year.

•	Ore processed through autoclaves to be approximately 4.3 million tonnes.

•	Addition of flotation circuit will lift gold grade through autoclaves to an average of approximately 6.6 g/tonne in 2007.

Financial Performance

•	Net profit up to $53.4 million for the year, from $9.8 million in 2005.

•	Operating cashflow of $58.7 million for the full year, up from $9.5 million in 2005.

•	Full year revenue up 38% to $310.4 million due to increased gold price and higher production.

•	Average realised gold price of $481/oz in the 12 months to December, compared with $380/oz in 2005.

•	Hedge book reduced by 207,000 ounces in the year. Total forward gold commitments now at 1.48 million ounces, including 480,000 oz gold loan.

•	Total cash costs of $297/oz for the full year and $283/oz for the second half. Gross cash costs of $397/07 for the year, and $389/oz in the second half.
Fourth Quarter Production Report and Preliminary Financial Results for the year to 31 December 2006      Page 1 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
MANAGING DIRECTOR’S REVIEW
The transformation and revitalisation of Lihir Gold gained substantial momentum during 2006.
In our first full year of independent management, the company was able to report record gold production, record material movements, record process plant throughput and an improved after-tax profit of $53.4 million.
We also made good progress on a number of important projects which position us well for the current year and the future:
•	Construction of the flotation circuit and expansion of our geothermal power plant approached completion, with commissioning scheduled to commence before the end of the first quarter.

•	An initial study into the potential expansion of our processing capacity to beyond 1 million ounces per year was completed, and the Board of Directors has this month approved funding for a feasibility study to be undertaken on the preferred option.

•	In October we announced an agreed merger with Ballarat Goldfields, enabling Lihir Gold to take its first steps towards becoming a diversified Asia Pacific gold leader.

•	And since the year end, we have announced a 23% increase in our reserves to 23.6 million ounces, as a result of the increased gold price and improved pit designs.
So 2006 was clearly a busy and exciting year for the company as we moved firmly into a new era. It also was a rewarding year for shareholders. Our share price rose by 43% during the year, making the company one of the 20 best performing stocks in the ASX 100.
Production and Financial Results Overview
Gold production for the year was a record 651,000 ounces, including 226,000 ounces in the fourth quarter alone. Although slightly below initial targets, the result was nevertheless an excellent performance, demonstrating the positive impact of the various initiatives set in train during the year to lift mining performance, increase process plant productivity and strengthen management controls and practices.
Material movements for the year totalled 56.2 million tonnes, which was the highest on record for the company and well above budget. This represented a major turnaround for Lihir, reflecting the benefits of a host of changes implemented to boost mining performance. These changes included a restructuring of the maintenance functions across the site, which delivered a rapid and significant improvement in machinery availability. Mining fleet productivity also improved significantly, due to better haul road management, reduced truck cycle times and favourable operating conditions.
The development of the Lienetz pit advanced considerably during the year, and was running ahead of schedule by the end of the fourth quarter, despite geothermal challenges slowing access to higher grade ore in the second half. Gold grade for the year, while slightly below plan, was nevertheless healthy at 5.14 grams a tonne for the year, and 5.92 grams for the fourth quarter.
In the process plant, all of the key operating parameters were running at record levels. Total plant throughput for the year was 4.3 million tonnes, which was 4.4% higher than the previous peak set in 2004. Monthly throughput records were set in each successive month during the last quarter. Autoclave operating time also was at a record, as were autoclave throughput rates. And gold recovery remained high at 90.2%, despite the high throughput levels.
Fourth Quarter Production Report and Preliminary Financial Results for the year to 31 December 2006      Page 2 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
This led to the record gold production, which enabled the company to report a full year profit of $53.4 million after tax.
The key features of the financial results were as follows:
•	Revenues for the full year rose by 38% to a record $310.4 million, driven by a combination of higher production and rising gold prices. The average spot gold price for the year was $596/oz, compared with $469/oz in 2005. Some 206,500 oz were delivered into hedge contracts during the year at an average price of approximately $330 an ounce, in line with the company’s policy of running down its hedge book. Approximately $1.3 million was included in revenues from the sale of carbon credits, arising from the installation of geothermal power.

•	Total cash costs increased due to higher production and rising throughputs, although prices for fuel and other mining inputs such as tyres also increased. Enhanced maintenance staffing and resourcing contributed to the increase in costs, but the benefits were significant. The 30MW geothermal power station was in operation for the full year, compared to only five months in the prior year, enabling power generation costs to be held steady, despite a 40% increase in the average price for heavy fuel oil, used to meet residual power demand. In the absence of the geothermal power station, power costs would have been $25 million higher during the year.

•	Operating cashflow, excluding capital expenditure, was $58.7 million for the year, which was up from $9.5 million in 2005. Capital expenditure totalled some $204 million, including $171 million associated with the construction of the geothermal power station and flotation circuit. An additional $33 million was invested in Ballarat Goldfields to acquire an 11% shareholding in the company. Debt was increased by $66 million over the year to provide funding for these investments.
Flotation Circuit and Geothermal Power Expansion Projects
Construction of the flotation circuit proceeded to plan during the fourth quarter, with commissioning scheduled to commence before the end of March. The flotation circuit, which will have a maximum annual capacity of approximately 3 million tonnes, will lead to a significant increase in production in the current year. The plant will produce a high grade concentrate to augment direct feed ore to the autoclaves.
The geothermal power plant expansion, which will increase geothermal power generation capacity from 36MW to 56MW also is close to completion, and will start commissioning before the end of the first quarter. Geothermal power saved the company approximately $25 million in 2006. The additional 20MW capacity will save an incremental $15-20 million in HFO costs in a full year.
Fourth Quarter Production Report and Preliminary Financial Results for the year to 31 December 2006      Page 3 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Expansion Options Study
During the year, a scoping study was undertaken to examine options to increase annual gold production to beyond one million ounces per year. In 2006, almost 8 million tonnes of ore were mined at Lihir, but only 4.3 million tonnes were processed, with the remainder stockpiled for future processing. The study reviewed a number of options to lift process plant capacity to enable more ore to be treated rather than stockpiled, bringing forward revenues and enhancing economies of scale.
The study confirmed that pressure oxidation remained the most economic and lowest risk processing option for the Lihir project. Ten alternatives were considered for additional autoclave capacity. Of these, the installation of one additional autoclave, of a larger diameter and double the capacity of each of the existing autoclaves on site, was identified as the preferred option. The additional autoclave would increase the annual plant feed rate to approximately 11 million tonnes and boost gold production by up to 300,000 ounces per year, lifting annual output to more than 1 million ounces.
Capital expenditure for this option has been conservatively estimated at $500-$550 million.
The Board has this month approved the expenditure of US$7.5m for a formal feasibility study to be undertaken and to progress regulatory approvals and community consultation work. The project contemplates commissioning of the new plant in 2010.
The expansion will consume an additional 40MW of power, and to meet this demand the Board has also approved funding for exploration drilling to prove up further geothermal power steam reserves.
The move to formal feasibility assessment stage in the +1 million ounce project marks a significant step forward for the Lihir operation. The expanded project has the potential to transform the economics of the operation, providing the infrastructure to generate substantially increased returns for shareholders for many years into the future.
Ballarat Goldfields Merger
On October 17 the company announced an agreed merger with Victorian gold mining company Ballarat Goldfields NL. The combined company will have two world class assets — one in Australia and one in Papua New Guinea — a strong growth profile, reducing costs and significant exploration opportunities.
The transaction will deliver significant benefits for each of the two merger partners. For Ballarat, it will secure the future of its operations by providing the financial resources required to take the project to full development. And for Lihir, the merger will diversify the company’s operations, adding a new revenue stream in the future, in a new geographic area, and providing a significant avenue for potential production growth.
The merger will be achieved through a Scheme of Arrangement, with Lihir Gold acquiring Ballarat Goldfields. The transaction requires the approval of Ballarat shareholders, who will meet on February 12 to consider the proposed merger.
We remain confident the merger with Ballarat Goldfields is an excellent transaction which will create significant returns for shareholders of both companies.
Fourth Quarter Production Report and Preliminary Financial Results for the year to 31 December 2006      Page 4 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Reserve Statement
Since the end of 2006, the company has completed a review of its reserves and resources which resulted in an increase in reserves to 23.6 million ounces. This is up from 21 million ounces in February 2005, despite production of approximately 1.25 million ounces of gold in the intervening period. The reserve increase followed additional drilling, revised cost estimates, reduced cut-off grade and an enlarged pit design, and was based on a long term gold price assumption of $475 per ounce.
Outlook
2007 promises further rapid progress in the transformation of Lihir Gold. Gold production is forecast to increase to between 800,000 and 830,000 ounces this year, benefiting from the positive impact of the flotation circuit and the improved performance across the operation. First half production is expected to be between 330,000 and 350,000 ounces.
Total material movements are expected to exceed 60 million tonnes this year, and gold grade of autoclave feed is anticipated to be approximately 6.6 grams per tonne.
On the cost side, the expansion of the geothermal power station will deliver further cost savings, and combined with the increased output, should drive gross cash costs below $350 per ounce.
The successful completion of the Ballarat merger will add an important new dimension to our growth profile, and we expect to make good progress in development of the +1 million ounce project.
In summary, 2006 was a rewarding period for shareholders and I look forward to reporting further good growth in earnings in the current year.
The company’s full, audited financial results will be released at the end of February, when I will provide further details of our progress and plans for the future.
Arthur Hood
Managing Director
Fourth Quarter Production Report and Preliminary Financial Results for the year to 31 December 2006    Page 5 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
OPERATIONS REVIEW
Production
(i) Mining
Record material movements were achieved in the quarter, and for the year as a whole. A total of 16.4 million tonnes was moved in the quarter and 56.2 million tonnes for the year. This was well above our budget and reflected the benefits of a number of initiatives implemented in the mining operation.
In particular, improved mine maintenance played a major part in increasing productivity. The maintenance function across the company was restructured during the year, with the establishment of a new separate department responsible for mine and plant maintenance. Additional resources and skilled staff were put in place leading to a rapid improvement in equipment availabilities from July. Availabilities in the 785 truck fleet increased from a low of just 70% in May, to 88% in December, exceeding our target of 85%.
Equipment productivity was further enhanced through improvements to haul road management and pit drainage, as well as through improved synchronization of the shovel, truck and barge systems. Relatively low rainfall during the year, particularly in the second half, contributed to the improved performance, as did the addition of one shovel and four trucks to the mining fleet, taking it to 33 trucks and five shovels.
The focus of mining activity during 2006 was on the development of the Lienetz pit, which is the main source of ore through to 2010. Rainfall drainage issues and new geothermal challenges slowed mining progress at the lower levels of the pit through the year. Additional geothermal controls put in place were effective in identifying and stabilizing potential high pressure geothermal zones, and by the end of the fourth quarter, mining activity was well into the high grade core of the ore body.
Changes in the mining sequence during the year, however, resulted in a higher strip ratio than initially expected. For the full year, 4.2 million tonnes of high grade ore was mined, 3.75 million tonnes of economic grade ore, and 48.2 million tonnes of waste material.
The focus of mining in the current year will continue to be in Lienetz, where the next phase of the pit, Phase 6, continues to develop to schedule. This phase will provide the bulk of ore for the current year, and further development work will take place preparing the next Phase, Phase 8, for 2008.
(ii) Processing
Quarterly gold production was a record 226,296 ounces, taking annual production to 650,811 ounces. This was an excellent outcome, driven primarily by record throughput and improved plant reliability.
Ore milled in the quarter was 1.29 million tonnes, up 17% compared with the September quarter. For the 12 months to December, ore milled totaled 4.3 million tonnes.
Autoclave operating time was a record at 90.6%, and autoclave throughput rates also were at record levels of 184.5 tonnes per operating hour.
A major driver for these outcomes was refinements to the grinding circuit process control system and the utilization of larger grinding media in the ball mill which provided greater flexibilities to deal with the range of ores encountered in the pit. A raft of improvements was implemented across the process plant which improved plant reliability and addressed bottlenecks and increased throughput.
Recovery rates were also able to be lifted to 90.2% for the year, despite the higher throughputs. Gold grade remained healthy at 5.14 g/t for the full year, although slightly below initial expectations. Grade in the final quarter increased to 5.92g/t.
Fourth Quarter Production Report and Preliminary Financial Results for the year to 31 December 2006    Page 6 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
FINANCIAL (un-audited)
PROFIT

	Full	Second	First	Full	Second	First	Change	Change
	Year	Half	Half	Year	Half	Half	2H’06	2006
	2006	2006	2006	2005	2005	2005	From	From
	US$m	US$m	US$m	US$m	US$m	US$m	2H’05	2005

Gold Sales at Spot	384.4	206.9	177.5	263.9	165.2	98.7	+25%	+46%
Realisation of hedging instruments	(59.5)	(39.0)	(20.5)	(25.2)	(8.3)	(16.9)
Gold lease rate fees	2.8	1.1	1.7	5.0	2.4	2.6
Fair value (losses) / gains	(1.7)	(1.2)	(0.5)	(5.4)	(3.8)	(1.6)
Realisation of deferred hedging costs	(17.1)	(7.7)	(9.4)	(13.5)	0.5	(14.0)
Other revenue	1.5	1.2	0.3	0.1	0.1	—

Total revenue	310.4	161.3	149.1	224.9	156.1	68.8	+3%	+38%
Gross cash costs	258.2	137.6	120.6	221.8	106.8	115.0	+28%	+16%
Deferred waste and inventory movements — cash	(50.5)	(25.8)	(24.7)	(34.3)	(35.9)	1.6
Economic grade stockpile additions — cash	(17.2)	(14.1)	(3.1)	(22.4)	10.3	(32.7)

Total cash costs	190.5	97.7	92.8	165.1	81.2	83.9	+20%	+15%
Depreciation and amortisation	37.4	20.6	16.8	35.8	19.8	16.0	+4%	+4%
Deferred waste and inventory movements — non cash	(6.2)	(5.3)	(0.9)	(4.7)	0.1	(4.8)
Economic grade stockpile current year — non cash	(1.8)	(1.6)	(0.2)	(2.9)	1.7	(4.6)
Other corporate costs	4.5	2.4	2.1	7.5	5.9	1.6
Exploration	5.9	2.8	3.1	6.0	1.9	4.1
Net Interest	4.8	4.7	0.1	2.4	1.6	0.8

Total costs	235.1	121.3	113.8	209.2	112.2	97.0	+8%	+12%
Earnings before tax	75.3	40.0	35.3	15.7	43.9	(28.2)	-9%	+380%
Income tax (expense) / benefit recognised	(21.9)	(9.7)	(12.2)	(5.9)	(13.3)	7.4

Net profit	53.4	30.3	23.1	9.8	30.6	(20.8)	-1%	+445%

Fourth Quarter Production Report and Preliminary Financial Results for the year to 31 December 2006  Page 7 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
CASH FLOW

	Full	Second	First	Full	Second	First
	Year	Half	Half	Year	Half	Half
	2006	2006	2006	2005	2005	2005
	US$m	US$m	US$m	US$m	US$m	US$m

Cash flows from operating activities
Receipts from operations	329.2	170.3	158.9	243.7	159.3	84.4
Payments from operations	(268.6)	(154.2)	(114.4)	(233.5)	(106.5)	(127.0)

Cash generated from operations	60.6	16.1	44.5	10.6	53.2	(42.6)
Interest received	1.4	0.4	1.0	1.9	1.2	0.7
Interest and charges paid	(3.3)	(1.7)	(1.6)	(2.6)	(1.6)	(1.0)
Income taxes paid	—	—	—	—	—	—

Net cash generated from operating activities	58.7	14.8	43.9	9.5	52.4	(42.9)

Cash flows from financing activities
Drawdown of term debt	65.6	65.6	—	245.5	153.3	30.0
Repayment of term debt	—	—	—	(49.5)	(49.5)	—
Hedgebook restructure and fees	—	—	—	(62.2)	—	—

Net cash from /(used in) financing activities	65.6	65.6	—	133.8	103.8	30.0

Cash flows from investing activities
Purchase of property plant and equipment (PPE)	(170.8)	(81.3)	(89.5)	(99.5)	(62.0)	(37.5)
Proceeds from sale of PPE	0.1	—	0.1	0.4	0.4	—
Payments for investments	(34.4)	(34.4)	—	—	—	—

Net cash used in investing activities	(205.1)	(115.7)	(89.4)	(99.1)	(61.6)	(37.5)

Net increase /(decrease) in cash held
Cash at the beginning of the year / half year	127.8	82.3	127.8	83.6	33.2	83.6
Net increase / (decrease) in cash held	(80.8)	(35.3)	(45.5)	44.2	94.6	(50.4)

Cash and cash equivalents at end of year / half year	47.0	47.0	82.3	127.8	127.8	33.2
Fourth Quarter Production Report and Preliminary Financial Results for the year to 31 December 2006     Page 8 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
GOLD REVENUE
Revenue for the year increased 38% to $310 million, due to a combination of increased gold prices and higher production.
The spot gold price increased from $469/oz in 2005, to $596/oz in 2006, and reached $620 an ounce in the December quarter.
During the year, 642,531 ounces were sold at an average cash price of $510 an ounce generating record annual cash sales for Lihir of $327.7 million ($84.0 million or 34% higher than 2005). That included 436,031 ounces at an average spot price of $596/oz and 206,500 ounces delivered into hedges at $330/oz.
For the second half, 336,545 ounces were sold at an average cash price of $502 an ounce, including 200,045 ounces at an average spot price of $619, and 136,500 ounces delivered into hedges at $330 an ounce.
Realised revenues for the quarter and comparisons with the previous quarter and year were:

	Fourth	Third	Second		Fourth	Third	Second
	Quarter	Quarter	Half	2006	Quarter	Quarter	Half	2005
	2006	2006	2006	Year	2005	2005	2005	Year
All hedges are US dollar denominated	($/oz)	($/oz)	($/oz)	($/oz)	($/oz)	($/oz)	($/oz)	($/oz)

Cash sales	524	463	502	510	493	407	446	412
Deferred hedging gains / losses*	(12)	(55)	(27)	(29)	(28)	6	(9)	(32)

Total	512	408	475	481	465	413	437	380
Average spot price	620	617	619	596	503	447	477	469

*	Non-cash item relating to rolled out hedge contracts plus fair value gains and losses on all contracts.
HEDGING AND GOLD LOAN
The hedge book and gold loan commitment profile at 31 December is shown in the following table:
Hedging and Gold Loan Position at 31 December 2006

	Forwards		Put Options		Call Options		Gold Repayment
	Ounces	Price	Ounces	Price	Ounces	Price	Ounces

2007	115,000	$330.26	76,000	$315.00	76,000	$307.00	60,000
2008	145,000	$327.12	0	$0.00	0	$0.00	100,000
2009	240,000	$371.67	0	$0.00	0	$0.00	130,000
2010	240,000	$371.67	0	$0.00	0	$0.00	100,000
2011	120,000	$371.67	13,000	$375.00	13,000	$375.00	90,000
2012	0	$0.00	26,000	$375.00	26,000	$375.00	0
2013	0	$0.00	26,000	$375.00	26,000	$375.00	0

	860,000	$358.62	141,000	$342.66	141,000	$338.35	480,00

Fourth Quarter Production Report and Preliminary Financial Results for the year to 31 December 2006     Page 9 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
During 2007, the company will continue to reduce the hedge book through the delivery of 191,000 ounces into forward commitments. A further 60,000 ounces will be applied towards repayment of the gold loan. The vast bulk of production will be sold at spot prices.
The current delivery schedule will see the total forward commitments reduced to approximately 1 million ounces by the end of 2008, which is equivalent to approximately 2.5% of resources and 4% of reserves.
The rising gold price during the quarter led to an increase in the negative mark-to-market value of the hedge book. At 31 December 2006 the mark-to-market value was negative $332.8 million based on a spot price of $633.80 per ounce.
EXPENSES
While aggregate costs increased during 2006, this was primarily due to increased material movements and higher throughput. Increases in unit costs were kept in check, with gross cash costs per ounce rising by 7% to $397, and total cash costs edging up by 5% to $297 per ounce.
Unit mining costs were reduced by 15% to $1.89 per tonne of material moved, although overall mining expenses increased by 13% to $107 million. The increase in aggregate mining costs was mainly a function of the 35% increase in material movements compared with the prior year, although rising prices were experienced for fuel, tyres, explosives and in mine maintenance.
Processing costs increased by approximately 14%, again driven largely by higher throughput, which was up 25% compared to the prior year. Maintenance costs also were higher, leading to improved operational performance.
Power generation costs were steady at $27 million for the year. The 30MW power plant, which reached full production in August of 2005, was in operation for the full 12 months of 2006. The power plant saved approximately $25 million in costs. Overall power costs, however, remained flat because of the increased cost of meeting residual power demand generated by the heavy fuel oil power plant. HFO increased from an average of $2577 tonne in 2005, to an average of $359/tonne in 2006. Another factor to affect power costs was the relocation of the 6MW power station during the year. This was moved in July to allow for expansion of the Lienetz pit, and will not resume production until March.
As mentioned above, changes to the mine schedule during the year resulted in increased mining of waste material, leading to higher deferrals of waste mining expenses than initially anticipated.
Fourth Quarter Production Report and Preliminary Financial Results for the year to 31 December 2006     Page 10 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Production and Financial Data (Quarterly)

							Change	Change
		Fourth	Third	Second	First	Fourth	Q4 2006	Q4 2006
		Quarter	Quarter	Quarter	Quarter	Quarter	From	From
		2006	2006	2006	2006	2005	Q3 2006	Q4 2005

Mine — High grade ore mined	kt	2,183	1,069	446	506	655	+104%	+233%
Economic grade ore mined	kt	1,795	1,032	344	580	345	+74%	+420%
Material moved	kt	16,369	15,003	11,943	12,835	10,834	+9%	+51%
Mining costs per tonne moved	$/t	1.88	1.94	1.94	1.80	2.09	-3%	-10%
Processing — Ore milled	kt	1,292	1,100	970	982	711	+17%	+82%
Grade	g Au/t	5.92	4.16	4.02	6.31	8.54	+42%	-31%
Recovery	%	90.4	89.7	90.3	90.4	89.4	+1%	+1%
Gold poured	oz	226,296	127,277	113,075	184,163	171,695	+75%	+32%
Revenue — Gold sold	oz	218,423	118,122	104,310	201,676	163,047	+85%	+34%
Price — cash	$/oz	524	463	508	524	493	+13%	+6%
Price — cash & non-cash*	$/oz	512	408	461	500	465	+25%	+10%
Costs — Gross cash cost	$/oz	316	520	512	340	318	-39%	-1%
Deferred mining costs	$/oz	(9)	(108)	(141)	(97)	(96)	—	—
Inventory transfers — cash	$/oz	(66)	(51)	1	33	26	—	—
Total cash costs	$/oz	241	361	372	276	248	-33%	-3%
Depreciation & amortisation	$/oz	56	61	63	52	60	—	—
Inventory transfers — non-cash	$/oz	(15)	(14)	(13)	(5)	(8)	—	—
Total production costs	$/oz	282	408	422	323	300	-31%	-6%

*	Non-cash item includes fair value gains and losses on all contracts.
Production and Financial Data (Half-yearly and Annual)

						Change	Change			Change
		Second	First	Second	First	2H 2006	2H 2006	Full	Full	2006
		Half	Half	Half	Half	From	From	Year	Year	From
		2006	2006	2005	2005	1H 2006	2H 2005	2006	2005	2005

Mine — High grade ore mined	kt	3,252	952	1,979	1,539	+242%	+64%	4,204	3,518	+19%
Economic grade ore mined	kt	2,827	924	1,134	4,722	+206%	+149%	3,751	5,856	-36%
Material moved	kt	31,372	24,778	22,106	19,451	+27%	+42%	56,150	41,557	+35%
Mining costs per tonne moved	$/t	1.91	1.87	2.05	2.43	+2%	-7%	1.89	2.23	-15%
Processing — Ore milled	kt	2,392	1,952	1,628	1,854	+23%	+47%	4,344	3,482	+25%
Grade	g Au/t	5.11	5.17	7.76	4.41	-1%	-34%	5.14	5.98	-14%
Recovery	%	90.1	90.4	89.7	89.6	0%	0%	90.2	89.7	0%
Gold poured	oz	353,573	297,238	364,726	231,240	+19%	-3%	650,811	595,966	+9%
Revenue — Gold sold	oz	336,545	305,986	357,304	234,921	+10%	-6%	642,531	592,225	+8%
Price — cash	$/oz	502	519	446	359	-3%	+13%	510	412	+24%
Price — cash & non-cash*	$/oz	475	486	437	293	-2%	+9%	481	380	+27%
Costs — Gross cash cost	$/oz	389	405	293	497	-4%	+33%	397	372	+7%
Deferred mining costs	$/oz	(45)	(114)	(71)	17	—	—	(76)	(36)	—
Inventory transfers — cash	$/oz	(61)	21	9	(151)	—	—	(24)	(54)	—
Total cash costs	$/oz	283	312	231	363	-9%	+23%	297	282	+5%
Depreciation & amortisation	$/oz	58	57	54	69	—	—	57	60	—
Inventory transfers — non-cash	$/oz	(14)	(9)	(7)	(17)	—	—	(12)	(11)	—
Total production costs	$/oz	327	360	278	415	-9%	+18%	342	331	+3%
Fourth Quarter Production Report and Preliminary Financial Results for the year to 31 December 2006     Page 11 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
FURTHER INFORMATION
Contact for investor information:
Joe Dowling
Manager Investor Relations
Mobile: +61 421 587 755
Email: joe.dowling@lihir.com.pg
Web site: www.lihir.com.pg
Shareholder enquiries:
Queries related to share registry matters should be directed to:
Computershare Investor Services
Central Plaza One, Level 27
345 Queen Street
Brisbane Queensland 4000
Tel: 1300 552 270 or +61 3 9615 5970
Fax: +61 7 3229 9860
Web site: www.computershare.com
Email: rachel.sakurai@computershare.com.au
ADR depository:
The Bank of New York
101 Barclay St 22 West
New York 10286 USA
Tel: +1 212 815 8161
Fax: +1 212 571 3050
Web site: www.adrbny.com
Principal office:
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
Corporate office:
Level 9, AAMI Building
500 Queen Street
Brisbane, Australia 4000
Stock exchange listings:
Australian Stock Exchange (LHG)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LHG)
Issued capital
The current ordinary issued capital of the company is 1,284,048,639 ordinary shares, 161,527,405 B class shares, and 176,071 Restricted Executive shares
Directors
Ross Garnaut — Chairman
Arthur Hood — Managing Director
Geoff Loudon
Peter Cassidy
Winifred Kamit
Bruce Brook
Stuart MacKenzie — Group Secretary
Forward Looking Statements
This release contains certain forward-looking statements, which may include statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.
Fourth Quarter Production Report and Preliminary Financial Results for the year to 31 December 2006     Page 12 of 12